# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameStop Corp., CIK 0001326380
CUSIP: 36467W109
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051
Date of event which requires filing of this statement: 01/06/2026
Filed by CIK 0001767470
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Cohen Ryan (CIK 0001767470): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 41,082,626; shared voting power 0; sole dispositive power 41,082,626; shared dispositive power 0; aggregate amount beneficially owned 41,082,626 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GameStop Corp.
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Cohen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 37,347,842 Shares directly owned by Mr. Cohen is approximately $106,851,057, excluding brokerage commissions.

Mr. Cohen also owns 3,734,784 Warrants (as defined below), which Mr. Cohen received from the Issuer for no consideration pursuant to a warrant dividend distribution to the Issuer's stockholders (as further explained in Item 6 below).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 448,009,480 Shares outstanding as of December 5, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2025, plus the Shares underlying the Warrants that may be exercised by the Reporting Person.

As of the date hereof, Mr. Cohen directly beneficially owned 41,082,626 Shares, including 3,734,784 Shares underlying the Warrants, constituting approximately 9.1% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by the Reporting Person during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On January 6, 2026 (the "Grant Date"), the Issuer's board of directors (the "Board") granted Mr. Cohen a long-term performance award consisting of performance-based nonqualified stock options to purchase an aggregate of 171,537,327 Shares at a per Share exercise price of $20.66 (the "Award") pursuant to the terms and conditions of a Nonqualified Stock Option Award Grant Notice and the accompanying Nonqualified Stock Option Award Terms and Conditions (collectively, the "Award Agreement"). The grant of the Award is subject to the approval of the Issuer's stockholders, who will be asked to approve the Award at a special meeting of stockholders which is expected to be held in March or April 2026. The options will expire 10 years from the Grant Date (the "Expiration Date"). The Award is divided into nine tranches, with 10% of the Award vesting in each of the first seven tranches, and 15% of the award vesting in each of the final two tranches, and each tranche is eligible to vest only if the Issuer achieves both a designated market capitalization hurdle (the "Market Capitalization Hurdle") and a corresponding Cumulative Performance EBITDA hurdle (the "Cumulative Performance EBITDA Hurdle"). The first tranche vests only if the Issuer achieves (x) a market capitalization of $20 billion (with each subsequent tranche requiring an additional $10 billion increase in market capitalization), and (y) a Cumulative Performance EBITDA of $2.0 billion (with each subsequent tranche requiring an additional $1 billion). In order for the Award to fully vest, the Issuer's market capitalization would have to grow to $100 billion, and the Issuer would need to achieve $10 billion in Cumulative Performance EBITDA. Mr. Cohen will generally not be permitted to sell or dispose of any Shares acquired upon exercise of the options until after the two-year anniversary of the applicable date of exercise of such options. Each tranche shall be earned subject to achieving the applicable Market Capitalization Hurdle and Cumulative Performance EBITDA Hurdle until the Expiration Date, so long as Mr. Cohen remains continuously actively employed as the Issuer's Chief Executive Officer, Executive Chairman or in such other comparable position as then reasonably approved by the Board through the applicable vesting date.

The foregoing description of the Award does not purport to be complete and is qualified in its entirety by reference to the Award Agreement between the Issuer and Mr. Cohen, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On October 7, 2025, the Board declared a distribution in the form of warrants to purchase Shares (the "Warrants"). Pursuant to the distribution, each stockholder of record of the Issuer, as of October 3, 2025, received a dividend of one Warrant for every ten Shares held, rounded down to the nearest whole Warrant. Accordingly, Mr. Cohen received 3,734,784 Warrants as part of the distribution. Each Warrant entitles the holder thereof to purchase one Share at a cash exercise price of $32. The Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on October 30, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Nonqualified Stock Option Award Grant Notice, dated January 6, 2026 (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 8, 2026).

## Signatures
- Cohen Ryan: /s/ Ryan Cohen, Ryan Cohen (01/08/2026)